

RECEIVED
2010 JUL 19 P 12:23

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753



16 July 2010



10016027

VIA COURIER

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

dlw 7/20



Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures



SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1 Information notified to the Regulatory Information Service between 17 June 2010 and 16 July 2010 (inclusive)

- Notifications of major interest in shares
- Notification in relation to voting rights and capital
- Notifications of grant of share awards to directors and other person discharging managerial responsibility ("PDMR")
- Notification of date of announcement of Q2 / interim 2010 results

2. Documents filed with Registrar of Companies for Scotland

- Form SH01 – Return of Allotment of Shares

3. Documents submitted to the Financial Services Authority

- None during the period

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares


Companies House
for the record

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ What this form is for
You may use this form to give notice of shares allotted following incorporation.

✗ What this form is NOT for
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: S C 0 8 9 8 3 9

Company name in full: Wolfson Microelectronics plc

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d0 d2 m0 m7 y2 y0 y1 y0

To Date: d d m m y y y y

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	GBP	2,433	0.1 pence	0.1 pence	0

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

SH01
Return of allotment of shares

Statement of capital

Section 4 (also Section 5 and Section 6, if appropriate) should reflect the company's issued capital at the date of this return.

4 Statement of capital (Share capital in pound sterling (£))

Please complete the table below to show each class of shares held in pound sterling. If all your issued capital is in sterling, only complete **Section 4** and then go to **Section 7**.

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Ordinary	£0.001	0	2,645,133	£ 2,645.13
Ordinary	£0.01	0	45,323,000	£ 45,323
Ordinary	£0.03	0	20,772,400	£ 20,772.40
Ordinary	£0.15	0	5,907,400	£ 5,907.40
		Totals	74,647,933	£ 74,647.93

5 Statement of capital (Share capital in other currencies)

Please complete the table below to show any class of shares held in other currencies.
Please complete a separate table for each currency.

Currency

Class of shares (E.g. Ordinary / Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

Currency

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

6 Statement of capital (Totals)

Please give the total number of shares and total aggregate nominal value of issued share capital.

Total number of shares	115,292,513
Total aggregate nominal value ❹	£115,292.51

❹ **Total aggregate nominal value**
Please list total aggregate values in different currencies separately. For example: £100 + €100 + $10 etc.

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

Continuation Pages
Please use a Statement of Capital continuation page if necessary.

In accordance with Section 555 of the Companies Act 2006.

SH01 - continuation page

Return of allotment of shares

Statement of capital

Please complete the table below to show any class of shares held in other currencies. Please complete a separate table for each currency.

Currency: Pounds Sterling (GBP)

Class of shares (E.g. Ordinary/preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Ordinary	£0.19	0	1,232,000	£1,232
Ordinary	£0.20	0	3,000,000	£3,000
Ordinary	£0.25	0	940,000	£940
Ordinary	£0.28	0	17,718,881	£17,718.88
Ordinary	£0.2902	0	710,900	£710.90
Ordinary	£0.40	0	1,357,500	£1,357.50
Ordinary	£0.75	0	2,971,000	£2,971
Ordinary	£1.7325	0	194,595	£194.59
Ordinary	£2.045	0	454,116	£454.12
Ordinary	£2.10	0	12,065,588	£12,065.59
		Totals	40,644,580	£40,644.58

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

7 Statement of capital (Prescribed particulars of rights attached to shares)

Please give the prescribed particulars of rights attached to shares for each class of share shown in the statement of capital share tables in **Section 4** and **Section 5.**

Class of share	Ordinary
Prescribed particulars ❶	Voting rights : Voting at any general meeting of shareholders is by a show of hands unless a poll is duly demanded. On a show of hands, every Ordinary shareholder who is present in person at a general meeting of the Company has one vote regardless of the number of shares held. On a poll, every Ordinary shareholder who is present in person or by proxy has one vote for every share of which he is the holder. (see also the continuation page for this Section 7)
Class of share	
Prescribed particulars ❶	
Class of share	
Prescribed particulars ❶	

❶ Prescribed particulars of rights attached to shares

The particulars are:
- a particulars of any voting rights, including rights that arise only in certain circumstances;
- b particulars of any rights, as respects dividends, to participate in a distribution;
- c particulars of any rights, as respects capital, to participate in a distribution (including on winding up); and
- d whether the shares are to be redeemed or are liable to be redeemed at the option of the company or the shareholder and any terms or conditions relating to redemption of these shares.

A separate table must be used for each class of share.

Continuation page
Please use a Statement of Capital continuation page if necessary.

8 Signature

I am signing this form on behalf of the company.



Signature

Signature X Jill L. Goldsmith X

This form may be signed by:
~~Director~~ ❷, Secretary, ~~Person authorised~~ ❸, ~~Administrator, Administrative receiver, Receiver, Receiver manager, CIC manager.~~

❷ Societas Europaea
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ Person authorised
Under either section 270 or 274 of the Companies Act 2006.

In accordance with Section 555 of the Companies Act 2006.

SH01 - continuation page

Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Class of share	Ordinary
Prescribed particulars	Voting rights (continued): A poll may be demanded by : (a) the chairman of the meeting; or (b) not less than five members present in person or by proxy and entitled to vote; or (c) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or (d) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. Dividends: The Company may, by Ordinary Resolution declare dividends according to their respective rights and interests but no such dividend shall exceed the amount recommended by the Directors. Subject to the provisions of the Companies Act 2006, if and so far as in the opinion of the Directors the profits of the Company available for distribution justify such payments, the Directors may from time to time pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit. No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this, no amount paid on a share in advance of calls shall be treated as paid on the share. Rights on a winding-up: Under general principles of Scots law, except as the shareholders have agreed or may otherwise agree, on a winding-up of the Company, the balance of assets available for distribution: (a) after the payment of all the Company's creditors including certain preferential creditors whether statutorily preferred creditors or ordinary creditors; and (b) subject to any special rights attaching to any class of share; is to be distributed among the holders of Ordinary Shares according to the amounts paid-up on the shares held by them.

SH01
Return of allotment of shares



Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name Jill Goldsmith
Company name Wolfson Microelectronics plc

Address Westfield House
26 Westfield Road

Post town Edinburgh
County/Region Midlothian
Postcode E H 1 1 2 Q B
Country Scotland
DX
Telephone 0131 272 7000



Checklist

We may return the forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have shown the date(s) of allotment in section 2.
- ☐ You have completed all appropriate share details in section 3.
- ☐ You have completed the appropriate sections of the Statement of Capital.
- ☐ You have signed the form.



Important information

Please note that all information on this form will appear on the public record.



Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.



Further information

For further information please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk



wolfson®
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

16 July 2010

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.



Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures



SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1 Information notified to the Regulatory Information Service between 17 June 2010 and 16 July 2010 (inclusive)

- Notifications of major interest in shares
- Notification in relation to voting rights and capital
- Notifications of grant of share awards to directors and other person discharging managerial responsibility ("PDMR")
- Notification of date of announcement of Q2 / interim 2010 results

2. Documents filed with Registrar of Companies for Scotland

- Form SH01 – Return of Allotment of Shares

3. Documents submitted to the Financial Services Authority

- None during the period

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	07:00 23-Jun-2010
Number	0767O07



RNS Number : 0767O
Wolfson Microelectronics PLC
23 June 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Wolfson Microelectronics PLC
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	18th June 2010
6. Date on which issuer notified:	22nd June 2010
7. Threshold(s) that is/are crossed or reached:	Holding has gone below 12%

8. Notified details:								
A: Voting rights attached to shares								
Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**					
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**		
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**	
GB0033563130	13,891,707	13,891,707	N/A	N/A	13,833,534	N/A	11.998%	

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date**	**Exercise/ Conversion period**	**Number of voting rights instrument refers to**	**% of voting rights**	
					Nominal	**Delta**

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
13,833,534	11.998%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
BlackRock Investment Management (UK) Limited - 13,833,534 (11.998%)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	BlackRock Threshold Reporting Team
14. Contact name:	Stuart Watchorn
15. Contact telephone number:	020 7743 5741; stuart.watchorn@blackrock.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting rights and capital
Released	12:26 30-Jun-2010
Number	5301O12


wolfson
microelectronics

RNS Number : 5301O
Wolfson Microelectronics PLC
30 June 2010

Edinburgh, 30 June 2010

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 115,290,080 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 115,290,080.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Jill Goldsmith, Company Secretary
0131 272 7000

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	14:44 01-Jul-2010
Number	6588O14


wolfson
microelectronics

RNS Number : 6588O
Wolfson Microelectronics PLC
01 July 2010

Edinburgh, 1 July 2010

Wolfson Microelectronics plc ("the Company")

Notification of beneficial interests in shares and grant of share awards to directors and other person discharging managerial responsibility ("PDMR")

In accordance with The Wolfson Microelectronics 2010 Senior Executive Deferred Bonus Plan ("the DB Plan"), on 29 June 2010 a net amount (after tax) of up to 50% of the net bonus earned in 2009 by the executive directors and one of the other PDMRs was applied in the acquisition of shares in the Company, on behalf of those individuals, by RBC cees Trustee Limited, the trustee of The Wolfson Microelectronics No. 1 Employees' Share Trust ("the Plan Trustee"). These shares in the Company are "Deferred Share Bonus Awards" in accordance with the DB Plan and the Plan Trustee shall hold these shares in the Company as bare trustee on behalf of the DB Plan participants. The number of shares in the Company comprising these Deferred Share Bonus Awards and held by the Plan Trustee for the executive directors and another PDMR are as detailed below. The consideration paid by the executive directors and another PDMR for the Deferred Share Bonus Award shares was 173.9881 pence per share.

In accordance with the DB Plan, when the Deferred Share Bonus Awards were granted on 29 June 2010, a Matching Share Award was also granted to each of the executive directors and to another PDMR. The Matching Share Awards were granted such that if or insofar as a target relating to the performance of the Company over a three year period is met and the participant remains employed within the group headed by the Company, the Company will then procure the transfer to the participant of a number of additional shares. The ratio of Matching Shares to Deferred Share Bonus Awards is 1 to 1, calculated by reference to the number of shares which would have been acquired for the Deferred Share Bonus Award if an equivalent gross amount (before tax) had been applied in the acquisition of shares in the Company. The Matching Share Awards granted to the executive directors and to another PDMR are as shown in the table below.

The shares subject to the Deferred Share Bonus Awards and the Matching Share Award are ordinary shares of 0.1 pence each in the Company.

Name	*No. of ordinary shares acquired by Plan Trustee*	*No. of Matching Shares awarded on 29 June*

	and held, on behalf of the DB Plan participants, as a Deferred Share Bonus Award	*2010*
JM Hickey	24,139	40,913
M Cubitt	17,246	29,230
A Brannan	2,873	4,869

The Matching Share Awards will normally vest only to the extent that the defined performance conditions have been achieved over a three year period. For this reason, the Matching Share Awards will not be aggregated with existing shareholdings of the above-mentioned executive directors and the other PDMR unless and until the Matching Share Awards vest.

Following these transactions, the total number of ordinary shares in which each of the above executive directors and another PDMR holds a beneficial interest is:

Name	*No. of ordinary shares, excluding shares held pursuant to the Matching Share Award*	*% of issued share capital*
JM Hickey	133,139^	0.12%
M Cubitt	72,246	0.06%
A Brannan	2,873	0.002%

^ Of these ordinary shares, 81,639 are held by JM Hickey and 51,500 are held by JM Hickey's wife

Changes in interests of directors and PDMRs in shares held by The Wolfson Microelectronics No. 1 Employees' Share Trust ("the No.1 Trust")

As a result of the making of the Matching Share Awards under the DB Plan, the executive directors' and this other PDMR's potential interests in the ordinary shares in the Company held by the No.1 Trust have changed as follows:

Each of these directors and the PDMR is interested, as a member of the class of potential beneficiaries of the No. 1 Trust, in the 4,145,378 shares held by the No.1 Trust. Each executive director and this other PDMR is interested as the holder of: contingent share awards under The Wolfson Microelectronics plc 2006 Performance Share Plan; Matching Share Awards under the DB Plan; and also in the case of JM Hickey under a deferred share award, in the following numbers of shares:

Name	*Interest prior to Matching Share Awards of 29 June 2010*	*Matching Share Award made on 29 June 2010*	*Interest following the Matching Share Award of 29 June 2010*
JM Hickey	605,364	40,913	646,277
M Cubitt	250,826	29,230	280,056
A Brannan	261,477	4,869	266,346

Each of these directors and the other PDMR is interested, as a member of the class of potential beneficiaries of The Wolfson Microelectronics No. 2 Employees' Share Trust ("the No.2 Trust"), in 645,037 shares prior to and following the Matching Share Awards of 29 June 2010.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a)

Enquiries

Jill Goldsmith 0131 272 7000
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notice of Results
Released	07:00 05-Jul-2010
Number	7855O07


wolfson
microelectronics

RNS Number : 7855O
Wolfson Microelectronics PLC
05 July 2010

5 July 2010

Wolfson Microelectronics plc

Notification of Results

The Directors of Wolfson Microelectronics plc (LSE: WLF) will be announcing the Company's second quarter and interim results for the period ended 4 July 2010 on Wednesday 4 August 2010.

Mike Hickey, Chief Executive Officer, and Mark Cubitt, Chief Financial Officer, will be hosting a presentation on the day at 9.30am to analysts and investors at JP Morgan Cazenove, 20 Moorgate, London, EC2R 6DA.

There will be a live audio webcast of the presentation, which can be accessed from www.wolfsonmicro.com/investor.

Enquiries:

Corfin Public Relations	
Harry Chathli, Neil Thapar	020 7596 2860

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notice of Results
Released	07:00 05-Jul-2010
Number	7855O07



RNS Number : 7855O
Wolfson Microelectronics PLC
05 July 2010

5 July 2010

Wolfson Microelectronics plc

Notification of Results

The Directors of Wolfson Microelectronics plc (LSE: WLF) will be announcing the Company's second quarter and interim results for the period ended 4 July 2010 on Wednesday 4 August 2010.

Mike Hickey, Chief Executive Officer, and Mark Cubitt, Chief Financial Officer, will be hosting a presentation on the day at 9.30am to analysts and investors at JP Morgan Cazenove, 20 Moorgate, London, EC2R 6DA.

There will be a live audio webcast of the presentation, which can be accessed from www.wolfsonmicro.com/investor.

Enquiries:

Corfin Public Relations	
Harry Chathli, Neil Thapar	020 7596 2860

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	07:00 13-Jul-2010
Number	2312P07



RNS Number : 2312P
Wolfson Microelectronics PLC
13 July 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Wolfson Microelectronics Plc

2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	YES
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	JPMorgan Asset Management Holdings Inc.
4. Full name of shareholder(s) (if different from 3.):	JPMorgan Asset Management (UK) Limited
5. Date of the transaction and date on which the threshold is crossed or reached:	09 July 2010
6. Date on which issuer notified:	12 July 2010
7. Threshold(s) that is/are crossed or reached:	5% upwards

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

GB0033563130	Below 5%	Below 5%			6,064,515		5.26%

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date**	**Exercise/ Conversion period**	**Number of voting rights instrument refers to**	**% of voting rights**	
					Nominal	**Delta**

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
6,064,515	5.26%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Total disclosable holding for JPMorgan Asset Management Holdings Inc: 6,064,515 (5.26%)

JPMorgan Asset Management (UK) Limited: 6,064,515 (5.26%)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Kartik Parekh
15. Contact telephone number:	0207 325 9387

This information is provided by RNS
The company news service from the London Stock Exchange

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